FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 26, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Impact of recent Liability Management Exercise

26 November 2015

The Royal Bank of Scotland Group plc ("RBS") has completed its recent tender on certain US dollar, Sterling and Euro senior debt securities of The Royal Bank of Scotland plc. The take up rate of the tender was 56.5%
with a total of £2.4 billion tendered.

Upon completion of the purchase RBS will recognise a loss of c.£265 million in its Q4 2015 results, booked in the Centre. The transactions are expected to result in a saving of interest expense of c.£455 million over the life of the relevant debt securities, which have contractual maturities between 2017 and 2028.

For further information, please contact:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 November 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary